NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

August 31, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Dale Welcome
Andrew Blume
Patrick Fullem
Jay Ingram

RE:	AIRO Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 30, 2023
File No. 333-272402

Ladies and Gentlemen:

On behalf of AIRO Group, Inc. (the “Company”), we are hereby responding to the letter dated August 16, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on June 30, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today, which includes revisions made to the Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form S-4 filed June 30, 2023

Unaudited Pro Forma Condensed Combined Financial Information

Earnout Shares, page 126

1.	We have reviewed your response to prior comment 5 and have the following comments:

●	We note that you reflected the entire earnout liability offset as a reduction to additional paid-in capital within your pro forma financial statements. Please tell us in sufficient detail how you determined the earnout payable to your sponsor should be reflected as a reduction to additional paid-in-capital, similar to the accounting for the sponsor earnout, and not as an expense or some other line item. In doing so, explain how you determined that the substance of the potential sponsor payments do not represent compensation for services provided.

●	Tell us and more fully address in your disclosure the significant factors, assumptions, and methodologies you used to determine the $254.1 million fair value of the earnout liability, including how the probability of achieving the earnout thresholds factored into your valuation. In this regard, we note your disclosure on page 134 that “the principal assumptions of the evaluation were the discounting the amounts payable over the three-year period,” and we note that the $254.1 million represents over 85% of the maximum amount that you would be required to pay out under the AIRO stockholders earnout and the Sponsors earnout. To the extent your valuation methodology is based on discounting the maximum potential obligation that could be required to be paid out under the agreement, explain how you believe this is consistent with the guidance in ASC 820.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Business Combination Agreement has been amended to fix the number of shares that can be granted under the Earnouts based on the $10.00 “Per Share Price.” As such, the Company has revised our presentation to reflect the potential of the share issuance to be an equity transaction. When considering whether the earnouts represent liabilities under Accounting Standards Codification (“ASC”) 480-10-25-14, the Company noted that the shares and price are now fixed. The earnout award alternatives represent fixed monetary amounts, which are predominantly based on meeting specific revenue and EBITDA thresholds, that are settleable with a fixed number of shares based on the $10.00 Per Share Price as defined within the amended Business Combination Agreement.

The unvested Earnout Shares represent a freestanding financial instrument because they are (a) legally detachable from the shares of the Company that will be issued upon Merger, and (b) separately exercisable because their exercise conditions are separate. The issuance of the Earnout Shares to the securityholders is not dependent on the securityholders’ employee or ex-employee status and, accordingly, these instruments are not considered to be compensatory in nature and are not within the scope of ASC 718 Compensation – Stock Compensation. Further, because the Earnout Shares are not considered mandatorily redeemable shares, do not embody an obligation to repurchase Company shares nor are indexed to such obligation, and do not represent an obligation that might be settled by issuing a variable number of shares, these instruments do not represent a liability under ASC 480 Distinguishing Liabilities from Equity.

The Earnout Shares meet the definition of a derivative instrument (i.e. they contain an underlying, notional amount and payment provisions, they require initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, and they contain net settlement provisions as they relate to publicly traded shares). However, the Earnout Shares are considered to be indexed to the Company’s own stock because:

(a)	they are contingently exercisable exclusively on the basis of the Company’s own operations (i.e. revenue and EBITDA targets);

(b)	their settlement amount is equal to the fair value of a fixed number of the Company’s equity shares and any adjustments to the settlement amounts do not violate the “fixed-for-fixed” principle.

Since the Earnout Shares are considered to be indexed to the Company’s own stock, and because other criteria of ASC 815 Derivatives and Hedging for equity classification are met, these instruments are expected be classified as equity measured at fair value as of the date of the Merger, with no subsequent remeasurement at each reporting date.

The issuance of Earnout Shares to the equity holders of AIRO Group Holdings, Inc. are expected to be treated as dividend distributions and recorded in additional paid-in capital.

Additionally, as in no event will the Company be obligated to pay the holders any cash consideration, the earnouts are not liabilities in accordance with ASC 480.

The Company further advises that we have revised our disclosure on pages 8-10, 18-19, 24, 82, 121, 126-127, 144, 232 to make the $10.00 per share and thus the number of shares being fixed clearer.

2. Adjustments to Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 128

2.	We note your response to prior comment 6 and reissue our comment. We remind you that your pro forma adjustments should reflect transactions that have occurred or for which you have agreements in place. To the extent that you do not have formal agreements in place related to certain transactions, please remove the applicable pro forma effects from adjustments (5) and (6).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is in the process of converting debt to equity with debt holders of contingent promissory notes and other contingent consideration. Definitive agreements have been finalized and are pending execution with the various debt holders. The conversion terms have been incorporated into the pro forma condensed combined financial statements on pages 118 through 135 of the Amended Registration Statement based on the final agreement terms.

Additionally, the Company has revised its disclosure on page 134 to clarify adjustment (6) with respect to the closing condition pursuant to the Business Combination Agreement that Kernel Group Holdings, Inc. provide $50 million in unencumbered cash at the Closing of the Business Combination. The closing condition is waivable by AIRO Group Holdings, Inc Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. Significant assumptions include Kernel Group Holdings, Inc. obtaining $15.0 million of equity investments. The agreement terms have been finalized.

3.	We note your response to prior comment 8. Please clearly explain what you mean by the statement that the “per share value was determined by the Business Combination Agreement, pursuant to which ‘Per Share Price’ means...$10.00.” In doing so, clarify if the $10 represents the per share fair value of the extension shares to be issued and how you determined such fair value was appropriate. Also tell us and clarify your disclosures to indicate, if true, that the extension shares to be distributed represent common shares of the post-combination entity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 134 of the Amended Registration Statement as requested. Additionally, the Company advises the Staff that the $10.00 per share price was calculated by dividing the AIRO Merger Consideration of $770 million divided by 77 million shares. Since the issuance of the shares occurs on the closing date the “Per Share Price” is determined to be fair value and be the same price for both the target company and Sponsor. Further, in accordance with the Business Combination Agreement, any such deposits whether for an Extension or working capital, will be payable upon the Closing in shares of new issue ParentCo common stock.

4.	Please note that we are still evaluating your response to prior comment 9, regarding the Meteora Backstop Agreement, and may have additional comments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide responses to any additional questions, should they arise.

AIRO Group Holdings - Audited Financial Statements

2. Put-Together Transaction, page F-93

5.	We note your response to prior comment 13. Citing authoritative accounting guidance, where applicable, please provide us with a comprehensive analysis that supports your accounting treatment for the contingent consideration issued in the acquisitions of AIRO Drone, LLC, Sky-Watch A/S, and Coastal Defense, Inc. In doing so, address your compliance with the guidance in ASC 805-30-25-5 and ASC 805-30-30-7 which requires contingent consideration to be recognized at its acquisition-date fair value.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as part of our comprehensive analysis of purchase accounting, we assessed the acquisition date-fair value of the promissory notes in accordance with ASC 805-30-25-5 and ASC 805-30-30-7, which was zero for each respective note issued to the various entities upon acquisition. We specifically considered the fact that each promissory note represents a contingent obligation to transfer cash to the seller upon the occurrence of an initial public offering (“IPO”) or business combination with a special purpose acquisition company (“SPAC”), and because the sellers will not receive payment under the contingently payable promissory notes or have any right to other alternative consideration if the IPO or SPAC transaction does not occur, the value was de minimis.

Interpretations of ASC 450-20-25-2 state that in change of control transactions such as a SPAC transaction or an IPO (each, a “COC Transaction”) a contingent liability is not considered probable until such COC Transaction is completed. In the case of an IPO, the completion criteria is considered to be met when the IPO is effective. With other COC Transactions, a liability is not accrued until the business combination has occurred due to the uncertainties involved in business combinations and the discrete nature of business combinations. Accordingly, management determined that the fair value of the contingent consideration payable to AIRO Drone, LLC, Sky-Watch A/S and Coastal Defense, Inc. would not have any material value until the IPO becomes effective or a business combination with a SPAC closed.

6.	We note your response to prior comment 14 and reissue our prior comment. Please provide us with a comprehensive analysis explaining how you determined the fair value of your common stock. Tell us and disclose in sufficient detail the significant factors, assumptions, and methodologies you used to determine the fair value. Additionally, please cite the specific accounting guidance you relied upon in determining that the fair value of the common stock should be based upon the future combined entity rather than the fair value of the common stock at the time the shares were issued as partial consideration in the acquisitions of Sky-Watch A/S, Jaunt Air Mobility LLC, and Coastal Defense, Inc.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that our valuation process was executed by an independent third-party expert specializing in valuation services, in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement on Standards for Valuation Services No. 1 (“SSVS”). The valuation method employed was the discounted cash flow (“DCF”) approach. The DCF method involves forecasting future cash flows and terminal value, discounted to present value using a suitable rate. In this case, the selected risk-free rate was 1.92%, aligned with the five-year Treasury Constant Maturity rate. The equity volatility rate of 63.0% was determined from historical volatility of the selected public comparable group.

The Valuation firm relied on detailed financial information, expert forecasts, and management’s insights to make reasonable cash flow projections and assess associated risks. The valuation approach adheres to authoritative accounting guidance, particularly ASC 805, ensuring transparency and consistency in financial reporting.

The Company determined the overall valuation of the enterprise to be $732.8 million inclusive, which contemplated the contingent promissory notes. The estimated fair value of the contingent promissory notes and other debt of $84.6 million was deducted from the determined enterprise value to arrive at the $648.2 million equity value from which the share price of $22.95 used in the merger equity exchanges was determined.

For equity allocation, the option-pricing method was employed, using the Merton Black-Scholes options valuation model. This method, in line with AICPA guidelines, yielded an estimated equity value of $648.18 million as of March 10, 2022 with a fair value of $22.95 for one common share reflecting controlling, marketable interest.

The determination to use fair value based on the combined entity rather than the establishing fair value of the individual acquisitions was based on the substance of the Put-Together Transaction and guidance derived from ASC 805 governing business combinations. The Company further advises the Staff that the merger partners worked together over an extended period of time in the process of coming to agreement with the individual entity merger agreement terms as well as the overall terms of the Put-Together arrangement and organization. In the form of the overall plan, all of the parties entered into a single base merger agreement as a unified approach to the creation of the Put-Together Transaction and organization. Additionally, a combined approach is also supported by the short proximity (approximately 2 months) by which all of the Merger Entities were acquired and the reverse recapitalization was completed. Further, the Acquired Companies received primarily AIRO Group Holdings common stock as transaction consideration as acknowledgement that the combined entity had more opportunity and value than the value of the individual entities had they not combined. The equity exchanges in the Put-Together Transaction considered the contributions of the Acquired Companies in relation to one another and the created combined entity. The equity of AIRO Group Holdings received by the sellers of each of the Acquired Companies represented this contribution of value for the respective Acquired Companies. The common stock issued in the acquisitions of Jaunt, Sky-Watch and CDI were determined to be of the same fair value per share based on the overall transaction design, value, and the relative proximity of dates in the closings of the mergers. After the Put-Together Transaction was agreed to by all of the Acquired Entities in October 2021, it took time to paper and sign all of the merger transactions, complete diligence efforts and finalize some of the terms in the individual merger transactions. The closing of the various transactions at the same time was also not feasible due to resource issues. However, there was no change to the agreed upon pricing of the combinations as a result of the timing of the acquisitions. The Company determined that using the combined company fair value followed the substance of the transaction but also aligned with the highest and best use referenced in ASC 805-20-30-6 and was further supported by valuation guidance of assets as a group detailed in ASC 820-10-55-1 through 55-3.

4. Revolving Lines of Credit and Long-Term Debt
Impact of Restructuring - Debt Conversions, page F-102

7.	We note your response to prior comment 15. Please clearly and concisely describe how you determined that the eliminated conversion feature was not substantive as of the exchange date. In doing so, separately quantify for us the fair value of the conversion feature and the fair value of the original debt inclusive of the conversion feature at the time of the exchange and explain in sufficient detail how you determined the fair values. Also clarify why you believe the conversion option was not substantive under ASC 470¬20-40-9(a) since “debt holders gained economically under the revised terms.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company determined that the eliminated conversion feature was not substantive through a quantitative and qualitative analysis rather than obtaining a separate valuation of the conversion feature. As noted under ASC 470-20-40-7, a substantive conversion feature is one that has at least a reasonable possibility of being exercised in the future.

To determine that the conversion feature had a de minimis value in comparison to the modified debt, we compared the value the debt holders would receive if they converted the debt to Series E Preferred Stock (“Series E”) to the value of the debt. We calculated the value of the Series E in which the debt was originally convertible into to be $11.8 million at the debt modification date. This was based on the value expected to be received by the Series E holders from AIRO as consideration for the business combination, which was deemed to be an arm’s length transaction, and took into consideration the liquidation preferences, the terms of the business combination and the terms of the debt, which included end-of-term payments that were not convertible into Series E. This compared to the carrying value of the debt at the modification date, which included principal, interest and end-of-term payments, of $13.6 million. Since the debt holders would have received less value in converting to Series E, this was considered a strong indicator that it was not a reasonable possibility that the holders of the debt would convert the debt in preference to the cash payout value.

From a qualitative standpoint, given that the end-of-term payments were not convertible into Series E and the debt holders saw a higher value in the Merged Entities, they voluntarily accepted the new debt with the eliminated conversion feature as opposed to holding debt that was convertible into Series E. Therefore, we do not believe there was a reasonable possibility that a debt holder would convert their outstanding debt holdings into Series E as they would forego the end-of-term payments. This coincides with the fact that none of the debt holders converted any of their debt holdings into Series E before the Company entered into the Business Combination Agreement. Lastly, if the Company were to go into liquidation the debt holders would be senior to the equity holders.

Based on the above, the Company determined that, at the modification date, there was not a reasonable possibility that the debt would be converted into Series E and therefore the conversion feature was not substantive, resulting in modification accounting.

General (Oral Comment)

Oral Comment conveyed by Staff on August 16, 2023 requesting that the Company revise its disclosures throughout the Registration Statement to address that the funds in the Company’s Trust Account are being held in an interest-bearing demand deposit account and are no longer held in cash.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 74 of the Amended Registration Statement as requested.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact me at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker